Exhibit 99.3

Press Release

Sanofi announces the signing of a share buyback mandate for up to €1 billion

Paris, February 3, 2026. On January 29, 2026, Sanofi announced its intention to execute a share buyback program in 2026 of €1 billion.

On February 2, 2026, Sanofi entered a mandate with an investment service provider for this program. Under the terms of the mandate, Sanofi will repurchase its own shares for a total consideration of up to €1 billion, between February 3, 2026, and December 31, 2026, at the latest1.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “seeks”, “targets”, “goal”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, political pressure to provide beneficial pricing in the United States including to State Medicaid programs of “most favored nation” drug prices and elsewhere, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

1 Subject to the renewal by the Annual General Meeting to be held on April 29, 2026, of the authorization granted to the Board of Directors to carry out transactions in the company’s shares.